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                                   EXHIBIT 11

                       FERRO CORPORATION AND SUBSIDIARIES

             STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

                                                12 Months       12 Months
                                                December        December
                                                  1994            1993
                                                ---------       ---------
(Dollars in Thousands)

   Primary:

      Weighted average shares and
        common stock equivalents                28,735,898      29,472,201

      Net Income                                $   47,394      $   57,505

      Less Preferred Stock Dividend, Net of Tax     (3,583)         (3,524)
                                                ----------      ----------
      Income Available to Common Shareholders   $   43,811      $   53,981

Primary Earnings Per Common Share               $     1.52      $     1.83 (A)

   Fully Diluted:

      Weighted average shares and
        common stock equivalents                28,735,898      29,472,201

      Adjustments (primarily assumed conversion
        of convertible preferred stock)          2,458,605       2,511,010
                                                ----------      ----------

                                                31,194,503      31,983,211

      Net Income                                $   47,394      $   57,505

      Additional ESOP Contribution, Net of Tax      (2,064)         (2,174)
                                                ----------      ----------
      Adjusted Net Income                       $   45,330      $   55,331

Fully Diluted Earnings Per Share                $     1.45      $     1.73 (A)
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(A)     Before cumulative effect of accounting changes.

        Primary and fully diluted earnings per share were $1.13 and $1.09, respectively, after the cumulative effect of accounting changes